# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Acutus Medical, Inc., CIK 0001522860
CUSIP: 005111109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2210 Faraday Ave, Suite 100, Carlsbad, California (CA), 92008
Date of event which requires filing of this statement: 01/21/2025
Amends the filing with accession number 0001193805-20-001054
Filed by CIK 0001352546
Persons authorized to receive notices and communications: Deerfield Management Co., L.P., Atten: Legal Department, 345 Park Avenue South, 12th Floor, New York, New York (NY), 10010, (212) 551-1600

## Reporting persons
- Deerfield Mgmt III, L.P. (CIK 0001610540): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,731,096; sole dispositive power 0; shared dispositive power 5,731,096; aggregate amount beneficially owned 5,731,096 (5.54% of the class)
  Comment: For Boxes 8, 10 and 11
  Comprised of (i) 1,622,143 shares of common stock, (ii) 1,816,446 shares of common stock issuable upon conversion of 1,816.4460 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 2,292,507 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Private Design Fund III, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9% of the total number of shares of common stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Private Design Fund III, L.P. (CIK 0001603333): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,731,096; sole dispositive power 0; shared dispositive power 5,731,096; aggregate amount beneficially owned 5,731,096 (5.54% of the class)
  Comment: For Boxes 8, 10 and 11
  Comprised of (i) 1,622,143 shares of common stock, (ii) 1,816,446 shares of common stock issuable upon conversion of 1,816.4460 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 2,292,507 shares of common stock issuable upon exercise of warrants. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9% of the total number of shares of common stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Mgmt, L.P. (CIK 0001010823): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,895,263; sole dispositive power 0; shared dispositive power 3,895,263; aggregate amount beneficially owned 3,895,263 (4.9% of the class)
  Comment: For Boxes 8, 10 and 11
  Comprised of (i) 1,026,243 shares of common stock, (ii) 948,395 shares of common stock issuable upon conversion of 948.3950 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 1,920,625 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Partners, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9% of the total number of shares of common stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Partners, L.P. (CIK 0001301041): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,895,263; sole dispositive power 0; shared dispositive power 3,895,263; aggregate amount beneficially owned 3,895,263 (4.9% of the class)
  Comment: For Boxes 8, 10 and 11
  Comprised of (i) 1,026,243 shares of common stock, (ii) 948,395 shares of common stock issuable upon conversion of 948.3950 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 1,920,625 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Partners, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9% of the total number of shares of common stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- Deerfield Management Company, L.P. (CIK 0001009258): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,705,857; sole dispositive power 0; shared dispositive power 9,705,857; aggregate amount beneficially owned 9,705,857 (9.1% of the class)
  Comment: For Boxes 8, 10 and 11
  Comprised of (i) an aggregate of 2,648,386 shares of common stock, 2,764,841 shares of common stock issuable upon conversion of 2,764.8410 shares of Series A Common Stock Equivalent Convertible Preferred Stock and 4,213,132 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P and (ii) 58,676 shares of common stock underlying vested stock options which are exercisable and 20,822 shares of common stock issued upon vesting of restricted share units held by Andrew ElBardissi, which options and shares are held for the benefit and at the direction of Deerfield Management Company, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9% of the total number of shares of common stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.
- James E. Flynn (CIK 0001352546): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,705,857; sole dispositive power 0; shared dispositive power 9,705,857; aggregate amount beneficially owned 9,705,857 (9.1% of the class)
  Comment: For Boxes 8, 10 and 11
  Comprised of (i) an aggregate of 2,648,386 shares of common stock, 2,764,841 shares of common stock issuable upon conversion of 2,764.8410 shares of Series A Common Stock Equivalent Convertible Preferred Stock and 4,213,132 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P and (ii) 58,676 shares of common stock underlying vested stock options which are exercisable and 20,822 shares of common stock issued upon vesting of restricted share units held by Andrew ElBardissi, which options and shares are held for the benefit and at the direction of Deerfield Management Company, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 4.9% of the total number of shares of common stock then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Acutus Medical, Inc.
Address of issuer's principal executive offices: 2210 Faraday Ave, Suite 100, Carlsbad, California (CA), 92008
Comment: This Amendment No. 8 (this "Amendment") to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt III, L.P. ("Deerfield Mgmt III"), (ii) Deerfield Private Design Fund III, L.P. ("Deerfield Private Design Fund III"), (iii) Deerfield Mgmt, L.P. ("Deerfield Mgmt"), (iv) Deerfield Partners, L.P. ("Deerfield Partners"), (v) Deerfield Management Company, L.P. ("Deerfield Management") and (vi) James E. Flynn, a natural person ("Flynn" and, collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Mgmt, Deerfield Partners and Deerfield Management, the "Reporting Persons"), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 thereto (as previously amended, the "Schedule 13D"), with respect to the common stock of Acutus Medical, Inc (the "Company"). Deerfield Private Design Fund III and Deerfield Partners are collectively referred to herein as the "Deerfield Funds". Except as otherwise described herein, the information contained in the Schedule 13D remains in effect. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following:

In furtherance of the discussions held with respect to the Specified Restructuring Transactions and related wind down initiatives, on January 21, 2025, the Deerfield Funds and the Company entered into Amendment No. 5 ("Amendment No. 5") to the Amended and Restated Credit Agreement, pursuant to which the Amended and Restated Credit Agreement was amended to facilitate the implementation of further restructuring and related wind down initiatives. The effectiveness of the Amendment No. 5 is conditioned on, among others, (1) filing of a form 15 with the SEC for the purpose of effecting a termination of the registration of the Company's securities under Section 12(g) of the Exchange Act and (2) the payment by the Company of a warrant termination fee equal to $250,000 in the aggregate, in U.S. dollars, to terminate and cancel the Deerfield Funds' right to purchase up to (i) an aggregate 3,779,018 shares of the Company's common stock, par value $0.001 per share at an exercise price of $1.1114 per share (ii) an aggregate 209,996 shares of the Company's common stock, par value $0.001 per share at an exercise price of $16.67 per share and (iii) an aggregate 224,118 shares of the Company's common stock, par value $0.001 per share at an exercise price of $.097 per share, pursuant to a Warrant Termination Agreement between the Company and the Deerfield Funds on January 21, 2025 ("Warrant Termination Agreement"). In connection with the Warrant Termination Agreement and the related transactions, the Company and the Deerfield Funds also entered into a Registration Rights Termination Agreement on January 21, 2025, which will terminate the Registration Rights Agreement upon the effectiveness of Amendment No. 5 ("Registration Rights Termination Agreement"). Upon satisfaction of the conditions to effectiveness of Amendment No. 5, all warrants beneficially owned by the Deerfield Funds will be cancelled. Additionally, in connection with Amendment No. 5, the Company and the Deerfield Funds entered into a Contingent Value Rights Agreement on January 21, 2025, which provides the issuance, to each Deerfield Fund, for its own ratable account, of a consent fee in the form of a contingent value rights agreement, representing in aggregate the right to receive cash payments equal to the lesser of (i) $300,000 and (ii) 5% of the aggregate amount of total value that would otherwise be available to equityholders of the Company upon satisfaction of certain conditions ("Contingent Value Rights Agreement").

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following under the caption "Credit Agreement"

On January 21, 2025, the Deerfield Funds entered into the Amendment No. 5 and, in connection therewith, also entered into the Contingent Value Rights Agreement, the Warrant Termination Agreement and the Registration Rights Termination Agreement. The summaries of Amendment No. 5, the Contingent Value Rights Agreement, the Warrant Termination Agreement and the Registration Rights Termination Agreement set forth in Item 4, which is incorporated by reference into this Item 6, are not complete and are qualified in their entirety by reference to the full text of such agreements (including the exhibits thereto), copies of which are filed (or incorporated by reference) as Exhibits 13, 14, 15 and 16, respectively, to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to add the following:
Exhibit 13: Amendment No. 5 to Amended and Restated Credit Agreement, dated January 21, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 2025)
Exhibit 14: Contingent Value Rights Agreement, dated January 21, 2025 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 2025)
Exhibit 15: Warrant Termination Agreement, dated January 21, 2025 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 2025)
Exhibit 16: Registration Rights Termination Agreement, dated January 21, 2025 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 2025)

## Signatures
- Deerfield Mgmt III, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (01/23/2025)
- Deerfield Private Design Fund III, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (01/23/2025)
- Deerfield Mgmt, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (01/23/2025)
- Deerfield Partners, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (01/23/2025)
- Deerfield Management Company, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (01/23/2025)
- James E. Flynn: /s/ Jonathan Isler, Jonathan Isler, Attorney-in-Fact (01/23/2025)
Comment: (1) DEERFIELD MGMT III, L.P., by: J.E. Flynn Capital III, LLC, General Partner; (2) DEERFIELD PRIVATE DESIGN FUND III, L.P., by Deerfield Mgmt III, L.P., General Partner; by: J.E. Flynn Capital III, LLC, General Partner; (3) DEERFIELD MGMT, L.P., by: J.E. Flynn Capital III, LLC, General Partner; (4) DEERFIELD PARTNERS, L.P., by: Deerfield Mgmt, L.P., General Partner; by: J.E. Flynn Capital III, LLC, General Partner; (5) DEERFIELD MANAGEMENT COMPANY, L.P., by: Flynn Management LLC, General Partner